Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	General Electric Company

Address of Joint Filer:	3135 Easton Turnpike Fairfield, Connecticut 06828

Relationship of Joint Filer to Issuer:	Other (1)

Issuer Name and Ticker or Trading Symbol:	EVINE Live Inc. (EVLV)

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	4/29/2016

Designated Filer:	GE Capital Equity Investments, Inc.

Signature:

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Attorney-in-fact

May 2, 2016
Date

(1)  GE Capital Equity Investments, Inc. is an indirect subsidiary of General Electric Company.  General Electric Company disclaims beneficial ownership of all equity securities of the Issuer, and the filing of this Form shall not be deemed an admission that General Electric Company is the beneficial owner of any equity securities of the Issuer for the purpose of Section 16 or any other purpose.